DC

NO ACT
P.E 12.23.0
1-11377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006626

February 5, 2003

Marc E. Manley
Chief Legal Officer
Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960

Act	1934
Section	
Rule	14A-8
Public Availability	2-5-2003

Re: Cinergy Corp.
Incoming letter dated December 23, 2002

Dear Mr. Manley:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Cinergy by the Presbyterian Church (USA). We also have received a letter from the proponent dated February 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)
National Industries Division
100 Witherspoon Street
Louisville, KY 40202-1396

CRGM

Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3023
Fax 513.287.1363

JEROME A. VENNEMANN
Vice President
General Counsel
Assistant Corporate Secretary

HAND DELIVERY

CINERGY®

December 23, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, Cinergy Corp., a Delaware corporation, requests confirmation that the Staff of the Securities and Exchange Commission will not recommend any enforcement action if Cinergy omits from its proxy solicitation materials for its 2003 Annual Meeting of Shareholders (the "2003 Meeting") a proposal submitted by the Presbyterian Church (USA) (the "Proponent").

Cinergy is a utility holding company that owns all the common stock of The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"), both of which are public utility subsidiaries. CG&E is a combination electric and gas public utility that provides service in the southwestern portion of Ohio. CG&E's principal subsidiary, The Union Light, Heat and Power Company ("UHL&P"), provides electric and gas service in northern Kentucky. PSI is a vertically integrated and regulated electric utility that provides service in portions of Indiana. In 2001, CG&E began a five-year transition to electric deregulation and customer choice; however, the competitive retail market in Ohio still is in a development stage. The retail electric markets in Indiana and Kentucky remain fully regulated.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, we submit six (6) copies of this letter, to each of which is attached and identified as Exhibit A the Proponents' resolution and supporting statement (together, the "Proposal"). By copy of this letter, Cinergy is notifying the Proponent of its intention to omit the Proposal from its proxy solicitation material for the 2003 Meeting.

The Proposal requests that Cinergy's Board of Directors report to shareholders by August 2003 on the economic risks associated with certain emissions, Cinergy's public stance regarding efforts to reduce those emissions and the economic benefits of committing to a substantial reduction of the emissions.

Cinergy believes that the Proposal properly may be excluded from its proxy solicitation materials pursuant to:

- Rule 14a-8(i)(3) under the Exchange Act because the Proposal violates Rule 14a-9;
- Rule 14a-8(i)(7) because the Proposal relates to Cinergy's ordinary business operations; and
- Rule 14a-8(i)(10) because it has been substantially implemented and, therefore, is moot.

I. The Proposal is Excludable under Rule 14a-8(i)(3)

A. The Proposal is Vague, Indefinite and Ambiguous

We believe the Proposal may be excluded because it is vague, indefinite and ambiguous. The Proposal requires a report on

> "(a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of these emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)."

The Staff has allowed companies to exclude shareholder proposals under Rule 14a-8(i)(3) that are so vague, indefinite and ambiguous that the shareholders voting on the proposal would not be able to determine, with any reasonable certainty, exactly what action the company would be required to take if the proposal were approved. *See* Hormel Foods Corporation (November 19, 2002), Wal-Mart Stores, Inc. (April 2, 2001), McDonald's Corporation (March 13, 2001) and Comshare Incorporated (August 23, 2000).

The Proposal meets this test for two reasons. First, the Proposal is not clear as to what economic risks and benefits the report is supposed to address and how they are supposed to be addressed within the report. Because they are economic, these risks and benefits each should be quantifiable, at least within a range of reasonable likelihood. Certainly, past and present costs are quantifiable and anticipated future costs can be estimated. However, Cinergy is required to, and already does, report extensively on historical and anticipated environmental costs and known future contingencies (including legal and regulatory contingencies) in its financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Are these the economic risks referred to by the Proponent? If so, the report would be duplicative. If not, what are they?

Similarly, how are the economic benefits to be addressed within the report? The Supporting Statement for the Proposal asserts that "taking early action on reducing emissions . . . could better position companies over their peers" and "[i]naction . . . could expose companies to reputation and brand damage . . ." (emphasis added). The Resolution refers to "potential improvement in competitiveness and profitability" as a result of "committing to" reducing emissions (emphasis added). These are speculative hopes and theories of the Proponent relating principally to intangible possible benefits. They are not quantifiable by any company and, despite early stage deregulation in Ohio, they are particularly out of context when applied to a still heavily regulated company in a highly regulated industry.

Against this backdrop, a report by the Board of Directors either would be repetitive of information already provided to shareholders or would be a speculative exercise that would not yield any meaningful information to shareholders.

Second, because of the way in which the Resolution is phrased and punctuated, it is unclear what is intended to be done under part (a). Is the report supposed to address (1) the economic risks associated with emissions and (2) the public stance of Cinergy regarding reduction of emissions? Or is it supposed to address the economic risks associated with (1) emissions and (2) Cinergy's public stance?

Neither Cinergy's shareholders in voting, nor its Board of Directors if the Proposal were adopted, can know exactly what the requested report is supposed to address. Therefore, the Proposal should be excluded.

B. The Proposal is Materially False and Misleading

The Proposal also is excludable because it is false and misleading and violates Rule 14a-9. By asking Cinergy to speculate on unknown and unknowable future risks and benefits, the Proposal falsely and misleadingly implies that Cinergy could issue a meaningful report that goes beyond the information already given or freely available to shareholders. Additionally, the overall tone of the Proposal creates the false impression to shareholders that Cinergy is not taking steps to reduce emissions, that Cinergy's public stance on emissions reduction is posing economic risks and that a change in policy would improve competitiveness and profitability. This ignores Cinergy's multitudinous efforts in the environmental area and essentially impugns management by implying that it is not maximizing profitability and, therefore, not acting in the best interests of Cinergy's shareholders.

Finally, the fifth and sixth paragraphs of the Supporting Statement (beginning "U.S. power plants . . ." and "Scientific studies show . . .") are excludable under Rule 14a-8(i)(3) because they are, in their entirety, generalized unsupported assertions of fact for which no authority is cited in the Proposal. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) stating that "shareholders should provide factual support for statements in [a] proposal and supporting statement."

II. The Proposal is Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) allows a proposal to be excluded from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even if the proposal would not require that the company take any particular action with respect to those business operations.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) (then Rule 14a-8(c)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. Paragraph 5 of the Release states:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Cinergy is one of the country's leading public utilities. The types of emissions referred to in the Proposal are an inherent aspect of Cinergy's business, as are Cinergy's efforts to minimize any resulting financial risks and maximize competitiveness and profitability. In addition, emissions from Cinergy's facilities are in compliance with all applicable state and federal permits. Thus, the report contemplated by the Proposal is precisely the type of report contemplated by Release No. 34-20091 that the Staff, in directly analogous circumstances involving shareholder proposals requesting reports on companies' environmental matters, has found to be excludable in accordance with Rule 14a-8(i)(7).

In Duke Power Company (March 7, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company report on the environmental impact of its power plant emissions as well as its environmental control and pollution protection devices. In Carolina Power & Light Co. (March 30, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company issue an annual report on the release of waste and the company's environmental protection and control activities with regard to such releases. Similarly, in Pacific Telesis Group (February 21, 1990), under Rule 14a-8(i)(7), the Staff concurred that the company could omit from its proxy statement a shareholder proposal requesting that the company seek improved ways of waste reduction and report on it. And, in E.I. DuPont de Nemours and Company (March 8, 1991), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company accelerate its plans to phase out chlorofluorocarbon and halon production and prepare a report showing the increase in research and development expenditures to accomplish the plan.

It is particularly noteworthy that, when the DuPont shareholder proposal discussed above resulted in litigation, the United States Court of Appeals for the District of Columbia Circuit specifically upheld the exclusion pursuant to Rule 14a-8(i)(7) of the requested report on the basis that the proponent had not shown that the information sought implicated significant policy issues. Roosevelt v. E.I. DuPont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992) (opinion by Judge Ruth Bader Ginsberg).

Not only does the Proposal call for a report on a subject (environmental matters) that is part of Cinergy's ordinary business, it requests a report on the financial aspects of that subject, which also are a part of Cinergy's ordinary business.

As previously indicated, any known material information that would be covered by the report already is required to be addressed in MD&A, which, in addition to past and present costs, must discuss "material commitments for capital expenditures," "known material trends . . . in . . . capital resources" and "material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Regulation S-K, Item 303(a).

Cinergy's fiscal year MD&A is furnished, as required by Rule 14a-5(ii), to all shareholders in its Annual Report. The MD&A and the Notes to Cinergy's financial statements (which, of course, also are part of the information provided to shareholders in the Annual Report) discuss in great detail currently proposed legislative and regulatory actions which could affect the company in the environmental area. Shareholders are well aware that Cinergy is likely to incur costs related to these issues. However, the extent of these costs will depend on what regulations ultimately are adopted and on what costs are recovered from customers, either through pricing in a deregulated environment or through the rate structure in a regulated environment. Similarly, as required, Cinergy's MD&A and financial statement Notes discuss known material pending and threatened legal risks. Again, however, the eventual outcome of these matters is unknown.

The Proposal has no time limit or parameters on its request for information on future economic risks. This is a subject on which Cinergy certainly cannot provide information beyond what is given in MD&A. Such "information" would be well beyond forward-looking information and into the realm of speculation on future governmental policy and regulatory and legal actions which, at this time, may not even be contemplated or feasible.

The Staff has consistently taken the position that a proposal relating to the presentation of financial information in reports to shareholders is a matter of ordinary business. This Proposal relates to financial information that is required both in the Notes to Cinergy's financial statements and in MD&A, which is an integral part of the financial package that must be furnished to shareholders. The Proposal is directly analogous to the proposals in J.P. Morgan Chase & Co. (February 28, 2001) and Willamette Industries, Inc. (March 20, 2001). In each case the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it related to an "evaluation of risk" in a report to shareholders.

We do not believe that the Staff's positions on reports concerning ordinary business matters (in Cinergy's case, environmental issues), and particularly on the financial aspects of those matters, are or should be affected by the Staff's recent determination not to treat proposals relating to the expensing of stock options as ordinary business matters. The decision to, or not to, expense options has the potential to make a material difference in a company's reported income and on its financial presentation. (Cinergy announced in July 2002 that it will expense stock options beginning in 2003.) Also, the expensing decision is black or white; there are no shades of gray. On the other hand, as discussed at length above and below in this letter, a report is simply a report and, when it can only duplicate information already required or available, is of no value. Even more important, a report on economic risks and benefits enters into the realm of risk evaluation, and the balancing of often highly uncertain detriments and benefits, that is uniquely the province of management in its ongoing operation of the business. This is not a proper subject for shareholder action.

Therefore, because the Proposal relates to inherent aspects of Cinergy's ordinary business operations, it is excludable under Rule 14a-8(i)(7).

We also note that the Staff has a consistent policy of not allowing revisions under Rule 14a-8(i)(7). Therefore, if any portion of the Proposal is excludable under Rule 14a-8(i)(7), the entire Proposal may be excluded. *See* Kmart Corporation (March 12, 1999), The Warnaco Group, Inc. (March 12, 1999) and Chrysler Corporation (February 18, 1998).

III. The Proposal Is Excludable Under Rule 14a-8(i)(10)

Cinergy believes that the Proposal is moot within the meaning of Rule 14a-8(i)(10) because it has been, and is being, substantially implemented. To the extent possible, Cinergy has previously provided extensive information regarding the topics addressed by the Proposal, and it will continue to do so. A company need not have implemented a shareholder proposal word-for-word to avail itself of Rule 14a-8(i)(10). *See* Exchange Act Release No. 34-20091 (August 16, 1983).

The Proponent asks Cinergy to report on the economic risks associated with the company's emissions of carbon dioxide (CO2), sulfur dioxide (SO2), nitrogen oxide (NOx) and mercury. However, Cinergy already provides pages of information on these topics in its quarterly and annual SEC filings. In addition to the Notes to the financial statements and MD&A concerning past, present and anticipated future costs and regulatory and legal developments, the 2001 Annual Report's MD&A section on Environmental Commitment and Contingency Issues sets out Cinergy's plan for managing the economic risks associated with environmental regulation. The plan includes: "implementing cost-effective greenhouse gas emission reduction and offsetting activities; ...funding research to better understand the causes and consequences of climate change; encouraging a global discussion of the issues and how best to manage them; and advocating comprehensive legislation for fossil-fired power plants." These filings also detail Cinergy's ongoing expenditures to reduce emissions including its current program of installing state-of-the-art NOx controls at its biggest coal units. This program involves capital expenditures in excess of $800 million.

In addition to these disclosures, Cinergy also provides extensive public information regarding its air emissions and its efforts to reduce those emissions. For instance, last year Cinergy published a report on its environmental track record during the decade of the Nineties. This report, "A Decade of Progress," details Cinergy's progress in addressing key air pollution emissions including NOx, SO2 and CO2. The report is readily available to both shareholders and the general public on Cinergy's website at www.cinergy.com. In the report, Cinergy details expenditures of over $650 million in the last decade to reduce emissions of NOx and SO2, along with its extensive investments in combined heat and power projects, integrated coal gasification ("IGCC"), fuel cells and other new energy technologies, and demand management.

In addition, Cinergy publishes an annual environmental report which also discloses the company's emissions of SO2, NOx, mercury and CO2, and discusses the company's present efforts and future plans to reduce these emissions. The 2001 Environmental Progress Report, released in April 2002 ("Environmental Report"), also is available to shareholders and the general public on Cinergy's website at www.cinergy.com. In the Environmental Report's *Letter from the Chairman*, Cinergy's Chairman, President and Chief Executive Officer James E. Rogers states that "it is Cinergy's commitment to produce our essential product more efficiently and with an ever-lessening impact on our environment." The next environmental report covering 2002 is currently being compiled and is slated to be released in the Spring of 2003.

Beyond this disclosure, Cinergy has also led the industry in seeking to create a new workable set of emission reduction targets for coal-fired power. To this end, Mr. Rogers and Cinergy's Vice President for Environment have testified repeatedly before Congress seeking federal multi-pollutant legislation for coal-fired power plants that will create a road map for additional reductions of NOx, SO2 and mercury. In one such hearing held in 2001, Mr. Rogers testified before the Senate Environment and Public Works Committee in favor of including a reasonable CO2 component in multi-pollutant legislation, breaking with the main-stream industry view. In Cinergy's 2001 Annual Report Letter to Stakeholders, Mr. Rogers discussed these efforts to secure long-term environmental legislation and stated that, "If we succeed, we will have taken steps to improve the environment while removing much of the uncertainty that surrounds capital investment decisions associated with coal-fired generation."

These activities are representative of many other actions Cinergy has taken to address the impact of its emissions of NOx, SO2, mercury and CO2. We can and will provide details of these actions if the Commission so desires. But the publications and other information discussed in this letter demonstrate that Cinergy is already undertaking actions, in reporting on risks and on its public stance, that meet both the spirit and letter of the proposed shareholder resolution.

Finally, the Proposal asks Cinergy to report on the economic benefits of committing to a substantial reduction of emissions. As previously discussed, this aspect of the Proposal essentially is directed to future intangibles. The future of deregulation is uncertain. Customer choice currently is not an option in two of the three states in which Cinergy operates, and any attempt to quantify the number of Ohio consumers who might select Cinergy over a competitor because Cinergy's energy is cleaner would be pure speculation. As indicated from the information given above, Cinergy devotes considerable time and resources to being a good environmental citizen. As does the Proponent, Cinergy hopes that its actions enhance its brand and, indeed, its bottom line. However, this portion of the Proposal remains moot and substantially implemented because it cannot be implemented further.

In Houston Industries (March 11, 1985), a shareholder proposal requested that the company present stockholders with a study "of all major areas of risk of [a nuclear power project] including, but not limited to, decommissioning, waste disposal, potential licensing problems, and potential cost of cancellation." At the time of the proposal, studies addressing the shareholder concerns were publicly available at relevant state and federal offices. Further, the company had summarized information from one of the studies in a previous quarterly report to shareholders and, in its letter to the Division, the company stated that the shareholders "will similarly be apprised in the future." The Staff took a no-action position in this instance, where the information sought by the shareholder was already available in studies that were in the public realm and about which the company had already communicated with shareholders, and would continue to do so. *See also*, McDonald's Corporation (March 11, 1991) and Niagara Mohawk Power Corporation (February 16, 1995).

Because all the information that the Proposal seeks Cinergy to report to shareholders already exists in the public domain or is communicated directly to shareholders, Cinergy believes the Proposal is moot and therefore excludable under Rule 14a-8(i)(10).

*　　*　　*

In conclusion, for the reasons set forth above, Cinergy respectfully requests your advice that no enforcement action will be recommended if the Proposal is omitted from the proxy solicitation materials for the 2003 Meeting. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3023.

Sincerely yours,

Jerome A. Vennemann
Jerome A. Vennemann
General Counsel

Enclosure

cc: Rev. William Somplatsky-Jarman
Mission Responsibility Through Investment

Exhibit A

2003 CINERGY SHAREHOLDER RESOLUTION

WHEREAS:

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago… there is general agreement that the observed warming is real and particularly strong within the past 20 years."

The United States government's "Climate Action Report – 2002," concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-six countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants. In June 2002 the Senate Environment and Public Works Committee passed a bill seeking to cap emissions from the generation of electric and thermal energy.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

February 3, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Cinergy Corporation

Via fax

Dear Sir/Madam:

I have been asked by The Presbyterian Church (USA) (referred to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of Cinergy Corporation (hereinafter referred to either as "Cinergy" or the "Company"), and which has submitted a shareholder proposal to Cinergy, to respond to the letter dated December 23, 2002, sent to the Securities & Exchange Commission by the Company, in which Cinergy contends that the Proponent's shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Cinergy's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to report on the production of global warming gases and toxic emissions by its operations.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such important policy consideration that Rule 14a-8(i)(7) is inapplicable to them. *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990). Since in *Citigroup* the registrant, in sharp contrast to Company, was not a company whose operations made a major contribution to global warming, *a fortiori*, the Proponent's shareholder proposal raises an *important* policy issue for Cinergy.

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

RULE 14a-8(i)(3)

A.

We do not believe that there is any ambiguity in the Proponent's request. In answer to the question at the bottom of page 2 of the Company's letter, the proposal deals not only with the types of matters which might be included in the Company's 10K, but also with the information which is described in the final two paragraphs of the whereas clause, including, for example, reputation risk.

Furthermore, not all economic risks are quantifiable, and even those types of soft information which the Company claims to be "quantifiable" are not really quantifiable in any real sense, but rather simply best guesses. Various other types of economic risks, such as reputation risk, are not, so far as we are aware, quantifiable at all. That does not make them any less real. Nor are shareholders unable to understand what is being asked for when a request is made to the Company to discuss possible reputation risk resulting from its course of action or inaction. (With respect to the reality and materiality of reputation risk, we draw the attention of the Staff to the letter, dated May 8, 2001, from Acting Chairman Unger to Congressman Wolf.)

If the Staff were to believe that the Company's second point (concerning punctuation) was well taken, the Proponent would be willing to amend the resolution to make it clear that the report is supposed to address (1) the economic risks associated with emissions and (2) the public stance of Cinergy regarding the reduction of emissions.

B.

We do not believe that the shareholder proposal rule requires proponents to include (in the form of the proposal which appears in the proxy statement) citations for all factual statements made. Instead, it has been the Staff practice to require that such support be supplied to the registrant so that the registrant can check the accuracy of the statement. Nevertheless, were the Staff to request that one or more of these citations be placed in the form of the proposal actually included in J&J's proxy statement, we would, of course, be pleased to comply.

The statistics in the fifth whereas clause are derived, with respect to sulfur dioxide and nitrogen oxides, from information available from the EPA on its website (see www.epa.gov/airtrends (airtrends quality reports (2001)); with respect to carbon dioxide emissions, from information available from the Energy Information Agency of the Department of Energy on its website (see www.eia.doe.gov/emeu/aer (annual energy review 2001)) and, for international comparisons, International Energy Agency, World Energy Outlook, 2002, part D, page 413; with respect to mercury emissions, "Benchmarking Air Emissions of the 100 Largest Electric Generation Owners in the U.S. – 2000", available at www.ceres.org/pdf/emissions.

The statements in the sixth whereas clause are from "The Particulate-Related Health Benefits of Reducing Power Plant Emissions", Abt Associates (October 2000) or its shortened version "Death, Disease & Dirty Power: Mortality and Health Damage Due to Air Pollution from Power Plants" (October 2000), each available at www.cleartheair .org. or at cta.policy.net/fact/mortality.

RULE 14a-8(i)(10)

The Company has failed to carry its burden of proof to show that the Proponent's shareholder proposal is moot.

The Proponent has requested information with respect to:

1) past, present and future emissions of four types of pollutants;

2) the public stance of the company regarding efforts to reduce these four pollutants;

3) economic benefits which may accrue in competitiveness and profitability from a substantial reduction in pollutants.

The Company makes no contention that it has provided any information with respect to item (3).

As to item (2), the only information cited by the Company as having been made available to its shareholders is the statement, quoted in the first full paragraph at the top of page 7, that "it is Cinergy's commitment to produce our essential product more efficiently and with an ever-lessening impact on our environment". We do not believe that a simple platitude constitutes compliance with the Proponent's request for information.

With respect to item (1), the Company has provided some information, but by no means all that has been requested. Although its 2001 Environmental Progress Report gives the actual quantities of emissions of the four pollutants, there is little in the way of projections of future emissions nor is there is a complete discussion of the economic risks associated with these emissions or attempts to reduce them, other than a reference to projected expenditures of $800 million over the next several years to comply with EPA rules. Furthermore, the SEC filed documents do not provide the information requested. For example, although the Company cites its quarterly reports, an examination of its most recent 10Q (for the quarter ended September 30, 2002) reveals that it contains little of the information requested by the Proponent. It has about nine pages of footnotes on environmental matters. However, these pages talk only about existing regulations and litigation about the validity of these regulations. There is almost no forward looking information in the notes, and there certainly is no discussion of the advantages and disadvantages of going beyond the regulatory requirements. Similarly, the MD&A has three paragraphs under the heading "Environmental Issues', all of which refer either to actions by the EPA or to litigation over EPA rules. In the MD&A found in Cinergy's 10K for 2001, there are approximately two pages devoted to Environmental Commitment and Contingency Issues, but, with one exception, the MD&A talks only about regulatory matters and lawsuits about regulatory matters. The exception is a short discussion of the Kyoto treaty, which discussion is quoted in the Company's letter in the second paragraph of its discussion of Rule 14a-8(i)(10). In the 10K financials, Footnote 13 (c) thru (f) contains much the same type of information found in the financials in the 10Q (i.e. the subsections are entitled "Ozone Transport Rulemakings", "New Source Review [by the EPA]", "Beckford Station Notice of Violation" and "EPA Agreement"). Once again, the focus is exclusively on regulatory compliance without any discussion of pro-active possibilities available to the Company.

As can be seen, there is almost nothing of a forward looking nature in response to item (1) of the Proponent's shareholder proposal. Similarly, there is even less with respect to item (2) and absolutely nothing with respect to item (3). Since the Company has made available but a small fraction of the requested information, it cannot be deemed to have substantially implemented the proposal.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jerome A. Vennemann, Esq.
Rev. William Somplatsky-Jarman
Sister Pat Wolf

To: Grace Lee
FAX 202-942-9525

From: Paul M. Neuhauser
FAX: 941-349-6164
Tel: 941-349-6164

Re: Shareholder proposal submitted to Cinergy Corp by The Presbyterian Church

Number of pages, including this page = 6

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cinergy Corp.
Incoming letter dated December 23, 2002

The proposal urges the board of directors to issue a report disclosing: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities.

There appears to be some basis for your view that Cinergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if Cinergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cinergy relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor